Exhibit 99.1

2016-06-10

PRESS RELEASE

Oasmia successfully completes a private placement of new convertible instruments in a total amount of SEK 42,000,000

Uppsala, Sweden, June 10, 2016 -- Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) hereby announces that the Company has completed a private placement of a convertible loan in the amount of SEK 42,000,000 with an interest rate of 8.5 per cent per year directed to and placed with a limited group of investors identified by Stockholm Corporate Finance AB (the “Private Placement”). The convertible instrument issue is expected to provide the Company with SEK 42,000,000 before transaction related costs.

The Private Placement has enabled Oasmia to place 42 new convertible instruments with a limited group of investors identified by Stockholm Corporate Finance AB at a nominal value of SEK 1,000,000 per convertible instrument through an accelerated book building procedure.

The Company intends to use the proceeds from the Private Placement to strengthen the working capital as well as finance the continued operations and further development of additional human and veterinary products based on the XR17 technology.

In order to enable the placement, the Board of Directors of Oasmia has, by virtue of the authorisation granted by the Annual General Meeting held on 28 September, 2015, resolved on a directed issue of a new convertible loan in the amount of SEK 42,000,000. The convertible instruments have been subscribed to 100 per cent of the nominal amount and the convertible loan bear an interest rate of 8.5 per cent per year. The conversion rate is based on the closing price of Oasmia’s shares on Nasdaq Stockholm on 8 June with premium and will amount to SEK 12,00. The term of the loan is one year with a maturity date in June 2017 if not converted to shares or repaid earlier. The terms of the convertible instruments are based on the accelerated book building procedure on 9 June 2016 and the Board of Directors has thereby ensured that the terms of the convertible instruments corresponds to fair market standards.

If the convertible loan is fully converted into shares, the number of shares in Oasmia increases by 3,500,000 from 107,209,310 to 110,709,310 and the share capital increases by SEK 350,000 from SEK 10,720,931 to SEK 11,070,931. In the event of a full conversion into shares, the dilution effect will amount to approximately 3.2 per cent.

In April 2016, Oasmia completed a directed issue of a convertible loan in the amount of SEK 28,000,000 (series 2016:1). The Private Placement will consequently consist of an issue of convertible instruments of series 2016:2. If the convertible instruments of series 2016:1 and series 2016:2 are fully converted into shares, the number of shares and voting rights in Oasmia increases by 5,893,162 from 107 209 310 to 113,102,472 and the share capital by SEK 589,316.20 from SEK 10,720,931 to SEK 11,310,247.20. In the event of a full conversion into shares of all convertible instruments of series 2016:1 and series 2016:2, the dilution effect will amount to approximately 5.2 per share.

The information above has been made public in accordance with the Securities Market Act and/or the Financial Instruments Trading Act. The information was published on 10 June 2016 at 08.55 CET.

Stockholm Corporate Finance AB is acting as financial advisor to the Company in connection with the Private Placement.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

IMPORTANT INFORMATION

Issuance, publication or distribution of this press release in certain jurisdictions could be subject to restrictions. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ), Stockholm Corporate Finance AB nor anyone else.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 8.55 CET on June 10, 2016.”